ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this "Agreement") is made effective and entered into this 1st day of January 2004 (the "Effective Date"), by and between TOP Gathering LLC, a Colorado limited liability company (the "Seller") and Knorstar Energy LLC, a Colorado limited liability company, Fossil Fuels, LLC, a Wyoming limited liability company, Data Management Consultants, Inc., a Colorado corporation, and Crescent Holdings, LLC, a Colorado limited liability company, the members of the Seller (the "Members") (Seller and the Members are sometimes hereinafter referred to as the "Sellers") and PRB Transportation, Inc., a Nevada corporation (the "Buyer").

WITNESSETH:

WHEREAS, the Seller desires to sell and transfer to the Buyer the Business (as hereinafter defined) and the properties, assets and certain liabilities related to the Business, and the Buyer desires to purchase and acquire such Business, properties and assets and assume those certain liabilities, all upon the terms and subject to the conditions set forth herein; and

WHEREAS, to induce the Buyer to enter into this Agreement, the Members have agreed to join the Seller in making certain representations, warranties, covenants and agreements; and

WHEREAS, the parties hereto desire to set forth certain representations, warranties and agreements, all as more fully set forth below.

NOW, THEREFORE, in consideration of the premises and the respective covenants and agreements contained herein, the parties hereto agree as follows (all capitalized terms not otherwise defined in this agreement shall have the meanings given to them in Article 11 of this agreement):

ARTICLE 1
PURCHASE AND SALE OF ASSETS

1.1 Transferred Assets.

(a) Subject to the terms and conditions of this Agreement and in consideration of the obligations of the Buyer as provided herein, and except as otherwise provided in Section 1.2 of this Agreement, at the Closing, the Seller shall sell, assign, transfer, grant, bargain, deliver and convey to the Buyer the Seller’s right, title and interest in, to and under the Business and the assets, properties and rights listed below (all of such assets, properties, rights and business being hereinafter sometimes collectively referred to as the "Transferred Assets"):

(i) all of the Equipment and Facilities, including the Equipment and Facilities set forth in Schedule 1.1(a)(i) to this Agreement;

(ii) all of the accounts receivable relating to the Business (the "Accounts Receivable") set forth in Schedule 1.1(a)(ii) to this Agreement;

(iii) the Real Property and Leasehold Interests set forth in Schedule 1.1(a)(iii) to this Agreement;

(iv) the Leased Equipment set forth in Schedule 1.1(a)(iv) to this Agreement;

(v) all of the proprietary Information, including the Proprietary Information set forth in Schedule 1.1(a)(v) to this Agreement;

(vi) all governmental authorizations, certificates and permits including, without limitation, the air permit(s) issued by the Wyoming Department of Environmental Quality (the "Air Permit") as well as all other authorizations, certificates and permits set forth in Schedule 1.1(a)(vi) to this Agreement;

(vii) subject to Section 1.1(b) hereof, the benefit of all unfilled or outstanding purchase orders, gas transportation agreements, other commitments, contracts and engagements to which the Seller is entitled on the Effective Date and that relate to the Business (collectively, the "Entitlements") together with such additional Entitlements which came into effect from the Effective Date through the Closing Date;

(viii) all prepaid expenses and deposits made by the Seller relating to the Business as set forth on Schedule 1.4(b);

(ix) the Contracts and Other Agreements as set forth on Schedule 1.1(a)(ix); and

(x) any goodwill associated with the Business.

(b) The Sellers shall use best efforts promptly to obtain such consents of third parties as are necessary for the assignment of the Transferred Assets. To the extent that any of the Transferred Assets are not assignable by the terms thereof or consents to the assignment thereof cannot be obtained as provided herein, the Transferred Assets shall be held by the Seller in trust for the Buyer and shall be performed by the Buyer in the name of the Seller and all benefits and obligations derived thereunder shall be for the account of the Buyer; provided, however, that where entitlement of the Buyer to such Transferred Assets hereunder is not recognized by any third party, the Seller shall, at the request of the Buyer, enforce in a reasonable manner as directed by the Buyer, at the cost of and for the account of the Buyer, any and all rights of the Seller against such third party.

(c) Schedule 1.1(c) identifies the location of all of the scheduled Transferred Assets and the locations in which Transferred Assets that are not scheduled are located. The Seller shall for a reasonable period following the Closing Date provide the Buyer with access to all locations in which the Transferred Assets may be located so as to permit the Buyer to take physical possession of such Transferred Assets. By a date which is at least two business days prior to the Closing Date, the Sellers shall have notified each person that may have possession of the Transferred Assets at the Closing Date, whether by consignment or otherwise, of the transfer of such Transferred Assets to the Buyer and shall cause such Person to transfer possession of such Transferred Assets to the Buyer at Closing or as soon as practicable thereafter.

1.2 Excluded Assets. Notwithstanding anything in Section 1.1(a) to the contrary, the Transferred Assets shall not include those assets of the Seller listed or described in Schedule 1.2 to this Agreement (collectively, the "Excluded Assets").

1.3 Closing. Subject to the conditions set forth in this Agreement, the Closing shall take place at the offices of counsel for Knorstar Energy LLC in Denver, Colorado, at 10:00 a.m. on ____________, 2004, or at such other time, date and place as the parties hereto shall mutually agree upon in writing (the "Closing Date"). Failure to consummate the transactions contemplated hereby on such date shall not result in a termination of this Agreement or relieve any party hereto of any obligation hereunder. Title to, ownership of, control over and risk of loss of the Transferred Assets shall pass to the Buyer at the Closing.

1.4 Purchase Price for the Assets.

(a) In consideration of the transfer to the Buyer of the Transferred Assets, the Buyer shall (i) pay to the Seller the Cash Purchase Price, as adjusted pursuant to Sections 1.4(b) and (c) below, and (ii) assume, to the extent and only to the extent such obligations are not Pre-Effective Obligations, only those (A) payment obligations of the Seller with respect to any Trade Payables and Accrued Liabilities and (B) obligations of the Seller under the express written terms of the Entitlements that are set forth on Schedule 1.4(a) (collectively, the "Assumed Liabilities"). The Cash Purchase Price and the Assumed Liabilities are herein collectively referred to as the "Purchase Price".

(b) The Cash Purchase Price shall be paid as follows: (A) One Million Eight Hundred Thousand Dollars ($1,800,000) shall be paid at Closing (B) One Million Dollars ($1,000,000) (the "Basic Cash Purchase Price Balance"), as adjusted pursuant to Sections 1.4(b) and (c), shall be paid on the later of (i) five business days of receipt of audited financial statements that are prepared in accordance with GAAP (as defined in Section 2.6 below) for the twelve months ended December 31, 2003 or (ii) within two business days after all obligations of the Seller to Buyer under this Agreement, other than any Seller obligations under Article 7.0 hereof, have been fully satisfied, and (C) Two Hundred Thousand Dollars ($200,000), plus accrued interest at a rate equivalent to the interest rate payable on a one year certificate of deposit as quoted by Bank of America N.A. in Los Angeles, California as of the Closing Date (collectively, the "Holdback Amount"), shall be paid on the 366th day (or, if not a day on which business is regularly transacted, the first Business Day thereafter) following Closing less the amount of any Buyer Losses that are subject to indemnification by the Seller pursuant to Section 7.1 hereof; provided that any and all claims of Buyer Losses purporting to reduce payment to Seller of the Holdback Amount shall be subject to and made in accordance with Sections 7.3 through 7.6 hereof. The Seller shall retain, and Buyer shall have no interest in or responsibility for, any cash, accounts receivable, accounts payable or any other expense, liability or claim arising out of or relating to the operations of the Business or the Seller through December 31, 2003. The Seller and the Buyer shall make such prorations and adjustments to the consideration being delivered hereunder for the Business for cash, if any, accounts receivable, accounts payable and other expenses generated or incurred from the Effective Date through Closing (collectively the "Post-Effective Activity Adjustments"). At Closing, Seller shall deliver to Buyer an accounting, in form and substance reasonably acceptable to the Buyer, of the Post-Effective Activity Adjustments.

(c) The Seller and the Buyer have bargained at arm’s length and have fixed the Cash Purchase Price as set forth in paragraph 1.4 (b) above based upon Seller’s having earnings before income taxes, depreciation, and amortization ("EBITDA") of $719,000 for the 12 months ended December 31, 2003. The EBITDA adjustments for the 12 months ended December 31, 2003 as calculated using the audited financial statements for 2003 will include only the other non-recurring adjustments as set forth on Schedule 1.4(c). In the event that the adjusted EBITDA for the year ended December 31, 2003, is not equal to $683,050 as reflected on documentation delivered by Seller to Buyer, the balance of the Cash Purchase Price that Buyer shall pay to the Seller under paragraph 1.4 (b) above shall be reduced at the rate of $4 dollars for each $1 dollar of Minimum EBITDA deficiency provided that any such adjustment is at least $5,000 or greater.

1.5 Liabilities Not Assumed by the Buyer. Except for the Assumed Liabilities, the Seller shall pay and discharge in due course all of its liabilities, debts and obligations relating to the Transferred Assets or the Business, whether known or unknown, now existing or hereafter arising, contingent or liquidated, including, without limitation, any Tax liabilities of Seller pertaining to the Transferred Assets or the Business for periods prior to the Closing Date, any Debt Obligations and the liabilities and obligations set forth in clauses (a) through (d) below (collectively, the "Retained Liabilities"), and the Buyer shall not assume, or in any way be liable or responsible for, any of such Retained Liabilities. Without limiting the generality of the foregoing, the Retained Liabilities shall include the following:

(a) any liability or obligation of the Sellers arising out of or in connection with the negotiation and preparation of this Agreement and the consummation and performance of the transactions contemplated hereby, whether or not such transactions are consummated, including but not limited to any Tax liability so arising;

(b) any liability or obligation for any and all Taxes of, or pertaining or attributable to, (i) the Sellers for any period that ends on or before the Closing Date or (ii) the Business or the Transferred Assets for any period or portion thereof that ends on or before the Closing Date (including, but not limited to, any and all Taxes described in clauses (i) and (ii) of this Section 1.5(b) for which liability is or may be sought to be imposed on the Buyer under any successor liability, transferee liability or similar provision of any applicable federal, foreign, state or local law; and

(c) any liability (other than with respect to the Assumed Liabilities) to which any of the parties may become subject as a result of the fact that the transactions contemplated by this agreement are being effected without compliance with the bulk sales provisions of the Uniform Commercial code as in effect in either Colorado or Wyoming; and

(d) all other liabilities and obligations arising prior to the Closing and related to the conduct or operation of the Transferred Assets or the Business on or prior to the Closing Date, including, but not limited to, the Pre-Effective Obligations.

1.6 Prorations of Expenses and Certain Property Taxes.

(a) The Sellers warrant that the Transferred Assets are not, and on the Closing Date will not be, subject to or liable for any special assessments. Any general property Tax assessed against or pertaining to the Transferred Assets for the taxable period from the Effective Date through the Closing Date shall be prorated between the Buyer and the Seller as of the Closing Date, any such Tax to be the responsibility of Buyer from the date after the Effective Date. In the event the amount of any such general property Tax cannot be ascertained as of the Closing Date, proration shall be made on the basis of the preceding year, the Buyer shall receive a credit against the Cash Purchase Price on the Closing Date for the Seller’s pro rata portion of such general property Taxes, and any such Tax shall be the responsibility of the Buyer from and after the Effective Date.

(b) Except as otherwise provided in this Agreement, the Seller and the Buyer agree that amounts payable with respect to utility charges and other items of expense attributable to the conduct of the Business shall be prorated as of the Closing Date to the extent the charges and expenses cannot be identified as to the party that received the benefits to which such charges and expenses relate. Notwithstanding that such amounts are estimated on the Closing Date and may be inaccurate, the Seller and the Buyer agree that such prorations shall be final.

1.7 Transfer Taxes; Recording Fees.

(a) The Buyer and the Sellers acknowledge and agree that the Purchase Price includes and is inclusive of any and all sales, use, transfer or other similar Taxes imposed as a result of the consummation of the transactions contemplated by this Agreement and the Seller hereby agrees to indemnify the Buyer against, and agrees to protect, save and hold the Buyer harmless from, any loss, liability, obligation or claim (whether or not ultimately successful) for sales, use, transfer or other similar Taxes (and any interest, penalties, additions to tax and fines thereon or related thereto) imposed as a result of the consummation of the transactions contemplated by this Agreement.

(b) The Buyer shall pay any and all recording, filing or other fees relating to the conveyance or transfer of the Transferred Assets from the Seller to the Buyer.

1.8 Allocation of Purchase Price. The Purchase Price shall be allocated among the Transferred Assets, including contracts and other intangible assets, by the Buyer and the Seller within 60 days following the Closing Date subject to the following:

(a) such allocation of the Purchase Price will be reflected in Form 8594 that will be filed by the Buyer and the Seller in accordance with Section 1060 of the Code; and

(b) the Buyer and the Seller agree to treat and report in filings under the Code (and, if necessary, to cause each of their respective Affiliates to so treat and report) the transactions contemplated by this Agreement in a manner consistent with one another.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES
OF THE SELLER AND THE MEMBERS

Except as otherwise set forth in the Disclosure Schedule to this Agreement, the Seller represents and warrants to the Buyer as follows:

2.1 Company Matters.

(a) The Seller is a limited liability company duly organized, validly existing and in good standing under the laws of Colorado. The Seller has all requisite power and authority under all applicable laws, ordinances and order of public authorities to own, operate and lease its properties and assets and to carry on the Business in the manner currently conducted, except where the failure to have such would not have a Material Adverse Effect. The Seller is not qualified to transact business as a foreign corporation in Wyoming and is in good standing in Colorado. Except for Wyoming and Colorado there is no other jurisdiction in which the nature and extent of the Seller’s business or the character of its assets make such qualification necessary, except where the failure to have such would not have a Material Adverse Effect. The Seller has all requisite power and authority to enter into this Agreement and to perform its obligations under this Agreement.

(b) The Seller has no Subsidiaries.

(c) True, correct and complete copies of the organizational documents of the Seller have been provided by the Seller to the Buyer, and such organizational documents are in full force and effect.

2.2 Validity of Agreement and Conflict with Other Instruments.

(a) This Agreement, and the transactions contemplated hereby, have been duly authorized and approved by all necessary company action on the part of the Seller, including the approval of the manager and members of the Seller. This Agreement has been duly executed and delivered by the Seller and is a legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect that affect creditors’ rights generally and by legal and equitable limitations on the availability of specific remedies.

(b) The execution, delivery and performance of this Agreement and the other agreements and documents to be delivered by the Seller to the Buyer, the consummation of the transactions contemplated hereby or thereby, and the compliance with the provisions hereof or thereof, by the Seller will not, with or without the passage of time or the giving of notice or both:

(i) conflict with, constitute a breach, violation or termination of any provision of, or give rise to any right of termination, cancellation or acceleration, or loss of any right or benefit or both, under any of the Contracts and Other Agreements relating to the Business;

(ii) conflict with or violate the organizational documents of the Seller;

(iii) result in an acceleration of or increase in any amounts due with respect to the Trade Payables or Accrued Liabilities;

(iv) result in the creation or imposition of any Lien, other than a Permitted Lien, on any of the Transferred Assets; or

(v) violate any law, statute, ordinance, regulation, judgment, writ, injunction, rule, decree, order or any other restriction of any kind or character applicable to the Transferred Assets or the Seller or any of its properties or assets relating to the Business; other than conflicts, breaches, violations, terminations, cancellations, accelerations, increases, creations or impositions that would not materially and adversely affect the ability of the Seller to consummate the transactions contemplated by this Agreement.

(c) Attached as Section 2.2(c) of the Disclosure Schedule are true, correct and complete copies of the resolutions adopted by the Seller and the Members approving this Agreement and the transactions contemplated hereby. Such resolutions were adopted at meetings duly called and convened at which quorums were present and acting throughout or by unanimous written consents. Such resolutions are in full force and effect without amendment or modification.

2.3 Approvals, Licenses and Authorizations.

(a) Except as set forth in Section 2.3 of the Disclosure Schedule, no order, license, consent, waiver, authorization or approval of, or exemption by, or the giving of notice to, or the registration with, or the taking of any other action in respect of, any Person not a party to this Agreement, including any Governmental Entity, and no filing, recording, publication or registration in any public office or any other place is now, or under existing law in the future will be, necessary on behalf of the Seller to authorize its execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including, but not limited to, assignment of the Transferred Assets), or to effect the legality, validity, binding effect or enforceability hereof.

(b) All material licenses, permits, concessions, warrants, franchises and other governmental authorizations and approvals of all Governmental Entities required or necessary for the Seller to carry on the Business in the places and in the manner currently conducted have been duly obtained and are in full force and effect and are set forth in Section 2.3(b) of the Disclosure Schedule. No material violations are in existence or have been recorded with respect to such licenses, permits or other authorizations and no proceeding is pending or, to the knowledge of the Seller, threatened with respect to the revocation or limitation of any of such licenses, permits or other authorizations. The Seller has complied in all material respects with all laws, rules, regulations and orders applicable to the Business, and all rules, regulations and orders respecting the provision of services by the Seller, except for violations that would not have a Material Adverse Effect.

2.4 Title to and Condition of Properties.

(a) Subject to the terms and conditions of any agreements or other documents or instruments creating any title in or to the Real Property, as set forth in Schedule 1.1(a)(iii), the Seller owns, and has good title to, the Real Property, set forth in Schedule 1.1(a)(iii), free and clear of any Liens, other than permitted Liens and Liens and imperfections of title that would not have a Material Adverse Effect. The Real Property is not being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, or, to the knowledge of the Seller, has any such condemnation, expropriation or taking been proposed.

(b) The Seller is the lessee or has succeeded to the rights of the lessee under all of the Leasehold Interests and owns the Leasehold Interests free and clear of all Liens, except for Permitted Liens and Liens which would not have a Material Adverse Effect that are set forth on Schedule 2.4 (b). The Seller either owns the improvements and fixtures located on each Leasehold Interest or validly occupies and uses such improvements and fixtures in accordance with the terms of the Leasehold Interest, in each case free and clear of Liens, except for Permitted Liens and Liens which would not have a Material Adverse Effect. A true and complete copy or written description of the lease governing each Leasehold Interest, as amended to date and including any letter agreements relating thereto, has been furnished by the Seller to the Buyer in the appropriate Schedule hereto.

(c) A list and description of all Equipment and Facilities used in or relating to the Business is set forth in Schedule 1.1(a)(i). Subject to the terms and conditions of any equipment leases or similar arrangements, the Seller has good and marketable title to the Equipment set forth in Schedule 1.1(a)(i) free and clear of all Liens other than Permitted Liens.

(d) The Seller owns the Accounts Receivable set forth in Schedule 1.1(a)(ii) free and clear of all Liens other than Permitted Liens.

(e) The Seller owns or possesses licenses or other rights to use all the Proprietary Information set forth in Schedule 1.1(a)(v). The Seller has not received any notice of infringement, misappropriation or conflict from any other Person with respect to the Proprietary Rights and, to the Seller’s knowledge, the conduct of the Business has not infringed, misappropriated or otherwise conflicted with any proprietary rights of any person. All of the Proprietary Rights set forth in Schedule 1.1(a)(v) to this Agreement that are owned by the Seller are owned free and clear of all Liens (other than Permitted Liens) and all such Proprietary Rights will be transferred or licensed to the Buyer free and clear of all Liens (other than Permitted Liens). The Proprietary Rights set forth in Schedule 1.1(a)(v) to this Agreement that are licensed by the Seller from third parties are licensed pursuant to valid and existing license agreements and such interests are not subject to any Liens other than those under the applicable license agreements and Permitted Liens. The consummation of the transactions contemplated by this Agreement will not result in the loss of any Proprietary Rights and will not conflict with, constitute a breach, violation or termination of, any agreement or understanding, whether written or otherwise, relating to the Proprietary Rights set forth in Schedule 1.1(a)(v) to this Agreement, other than a conflict, breach, violation or termination that would not have a Material Adverse Effect.

2.5 Contracts and Commitments.

(a) None of the Transferred Assets is subject to, and, except for the Retained Liabilities, the Seller, with respect to the Business, is not a party to or bound by:

(i) any agreement, contract or commitment requiring the expenditure or series of related expenditures of funds in excess of US$1,000 (other than purchase orders in the ordinary course of business for goods necessary for the Seller to complete then existing contracts or purchase orders);

(ii) any agreement, contract or commitment requiring the payment for goods or services whether or not such goods or services are actually provided or the provision of goods or services at a price less than the Seller’s cost of producing such goods or providing such services;

(iii) any loan or advance to, or investment in, any Person or any agreement, contract, commitment or understanding relating to the making of any such loan, advance or investment;

(iv) any Debt Obligations;

(v) any management service, employment, consulting or other similar type contract or agreement;

(vi) any agreement, contract or commitment that would limit the freedom of the Buyer or any Affiliate of the Buyer following the Closing Date to engage in any line of business, own, operate, sell, transfer, pledge or otherwise dispose of or encumber any of the Transferred Assets or to compete with any Person or to engage in any business or activity in any geographic area;

(vii) any agreement, lease, contract or commitment or series of related agreements, leases or commitments not entered into in the ordinary course of business of the Seller, not cancelable by the Seller without penalty to the Seller within 30 calendar days;

(viii) any agreement or contract obligating the Seller or that would obligate or require any subsequent owner of the Business or any of the Transferred Assets to provide for indemnification or contribution with respect to any matter;

(ix) any sales, distributorship or similar agreement relating to the products sold or services provided by the Seller;

(x) any license, royalty or similar agreement; or

(xi) any other agreement, contract or commitment that might reasonably be expected to have a Material Adverse Effect.

(b) The Seller is not in breach of any provision of, or in default (nor does the Seller or any Member have any knowledge of any event or circumstance that with notice, or lapse of time or both, would constitute a default) under the terms of any of the Contracts and Other Agreements that constitute a part of the Transferred Assets, except for breaches or defaults that would not have a Material Adverse Effect. All of the Contracts and Other Agreements are in full force and effect. There are no pending or threatened disputes with respect to any of the Contracts and Other Agreements.

(c) Except as set forth in Section 2.5 of the Disclosure Schedule, the enforceability of the Contracts and Other Agreements that constitute a part of the Transferred Assets will not be affected by the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby and none of the Contracts and other Agreements that constitute a part of the Transferred Assets require the receipt of a consent or waiver of any Person or Governmental Entity prior to the sale, assignment, transfer, conveyance or delivery thereof pursuant to this Agreement.

2.6 Financial Statements.

(a) Attached as Section 2.6 of the Disclosure Schedule are true, correct and complete copies of (i) the audited balance sheet of the Business as of December 31, 2002 (the "2002 Balance Sheet"), (ii) the audited statement of income of the Business for the year ended December 31, 2002, (iii) the unaudited balance sheet of the Business as of the 12 months ended December 31, 2003, and the unaudited statement of income of the Business as of the 12 months ended December 31, 2003 (collectively, the "Financial Statements"). The Financial Statements:

(i) fairly present the financial position of the Business as of their respective dates and the results of operations of the Business for the periods indicated therein;

(ii) have been prepared in accordance with generally accepted accounting principles (except for the omission of statements of members’ equity, cash flow and footnote disclosure) applied on a consistent basis throughout the periods covered by the Financial Statements ("GAAP");

(iii) have not been rendered untrue, incomplete or unfair as representations of the financial condition of the Transferred Assets or the Business by events subsequent to the date of the Financial Statements; and

(iv) reflect all liabilities or obligations, whether accrued, absolute, contingent or otherwise, of the Seller that are Assumed Liabilities as required under GAAP consistently applied other than those liabilities incurred since December 31, 2003, in the ordinary course of business consistent with past practice, none of which have had or may reasonably be expected to have a Material Adverse Effect.

(b) The values at which the Accounts Receivable are carried on the Financial Statements are in accordance with GAAP and are collectible or are net of adequate reserves.

2.7 Taxes. Except as set forth in Section 2.7 of the Disclosure Schedule:

(a) all Tax Returns that are required to be filed (taking into account all extensions) on or before the Closing Date for, by, on behalf of or with respect to the Seller and the Members (with respect to the Business), including, but not limited to, those relating to the Business, the Transferred Assets and the Assumed Liabilities, and those which include or should include the Seller, the Business, the Transferred Assets or the Assumed Liabilities, and with respect to which the failure to timely file could have a Material Adverse Effect, have been or will be timely filed with the appropriate foreign, federal, state and local authorities on or before the Closing Date, and all Taxes shown to be due and payable on such Tax Returns or related to such Tax Returns, the failure to make payment of which could have a Material Adverse Effect, have been or will be timely paid in full on or before the Closing Date;

(b) all such Tax Returns and the information and data contained therein have been or will be properly and accurately compiled and completed, fairly present or will fairly present the information purported to be shown therein, and reflect or will reflect all liabilities for Taxes for the periods covered by such Tax Returns;

(c) none of such Tax Returns are now under audit or examination by any foreign, federal, state or local authority and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessment or collection of any Tax or deficiency of any nature against the Seller, the Members, the Business or the Transferred Assets, or with respect to any such Tax Return, or any suits or other actions, proceedings, investigations or claims now pending or threatened against the Seller, the Business or the Transferred Assets with respect to any Tax, or any matters under discussion with any foreign, federal, state or local authority relating to any Tax, or any claims for any additional Tax asserted by any such authority which could have a Material Adverse Effect;

(d) all Taxes due and owing from the Seller or the Members (with respect to the Business), or assessed and due and owing, or accrued, against the Business or the Transferred Assets on or before the Effective Date have been or will be timely paid in full in accordance with this Agreement;

(e) all withholding Tax and Tax deposit requirements imposed on the Seller, if any, and applicable to the Business for any and all periods prior to and including the Closing Date have been or will be timely satisfied in full in accordance with this Agreement; and

(f) the Seller and the Members have made adequate provision for the payment in full of any and all unpaid Taxes which in any way may affect the Transferred Assets or the Business for any and all periods or portions thereof ending on or before the respective dates thereof.

2.8 No Violations or Litigation.

(a) To the knowledge of Seller, the Seller has not violated and currently is not in violation of, and the consummation of the transactions contemplated hereby will not cause any violation of, any order of any Governmental Entity or any law, ordinance, regulation, order, requirement, statute, rule, permit, concession, grant, franchise, license or other governmental authorization relating or applicable to the Seller, the Business or to any of the Seller’s properties, assets or operations, including without limitation, the Transferred Assets.

(b) To the knowledge of Seller there is no action, suit, claim, investigation or legal, administrative, arbitration or other proceeding, or governmental investigation or examination, or any change in any zoning or building ordinance pending or, threatened against or affecting the Business or any of the Transferred Assets, at law or in equity, before or by any Governmental Entity, except such actions, suits, claims, investigations, proceedings or examinations that would not have a Material Adverse Effect.

2.9 No Adverse Changes or Events. Since December 31, 2003, the Business has been operated in the ordinary course, and there has not been:

(a) any adverse change in the financial condition or results of operations of the Business except for such changes that in the aggregate have not had a Material Adverse Effect;

(b) any damage, destruction or loss, whether or not covered by insurance, materially adversely affecting the Transferred Assets or the Business;

(c) any increase in the compensation or rate of compensation or commissions or bonuses payable or to become payable by the Seller to any employee of the Seller that is not consistent with past practice, any payment or accrual of, or commitment with respect to, any bonus plan or severance arrangement that is not consistent with past practice or any change or modification to any severance arrangement;

(d) any debt, obligation or liability incurred by the Seller, any assumption, guaranty, endorsement or other responsibility by the Seller for the liability or obligation of any other Person (whether absolute, accrued, contingent or otherwise), or any engagement in any other transaction by the Seller that might have a Material Adverse Effect;

(e) any mortgage, pledge or creation of any Lien with respect to any of the Transferred Assets;

(f) any sale, assignment, transfer or other disposition or lapse of any Proprietary Rights or disclosure to any Person (other than employees of the Seller in the scope of their employment) of any Proprietary Rights material to the Business;

(g) any write-up or write-down in the value of any Equipment and Facilities;

(h) any cancellation or compromise of any material claims, or any waiver of any other material rights relating to the business, or any sale, transfer or other disposition of any properties or assets, real, personal or mixed, tangible or intangible, material to the Business;

(i) any sale, assignment, transfer or other disposition of any properties or assets, real, personal or mixed, tangible or intangible, material to the Business; or

(j) any change in the Seller’s method of accounting for financial, Tax or other purposes.

2.10 Environmental Matters.

(a) Neither the Seller nor, to the knowledge of the Seller or the Members, any prior owner or operator of the Business or the Transferred Assets has caused or allowed the generation, use, treatment, storage or disposal of Hazardous Materials at any site or facility owned, leased or operated by the Seller in connection with the Business except in accordance with all applicable Environmental Laws. Buyer shall engage a third party environmental consultant to perform an environmental assessment at Buyer’s expense, which assessment shall be completed no later than the 30th day following the date of Closing. Any remediation identified by such environmental assessment as being required or otherwise reasonably advised by such third party environmental consultant to correct an identified material adverse condition with respect to or to prevent an imminent violation of the Environmental Laws may, at the option of Sellers, be performed by Sellers or, if Sellers elect not to perform such remediation, its cost may be deducted from the Purchase Price, or Basic Cash Purchase Price Balance, as appropriate, provided that any such deduction for such remediation shall not exceed $20,000 (the "Initial Remediation Ceiling"). If such costs exceed or are likely to exceed the Initial Remediation Ceiling, Buyer shall promptly notify the Seller in writing of the total proposed remediation costs and Seller shall have 10 Business Days within which to reject in writing Buyer’s deducting those costs from the Purchase Price, or Basic Cash Purchase Price Balance, as appropriate, (the "Seller’s Rejection"). If Seller shall fail to timely provide a Seller’s Rejection, then Seller shall be deemed to have agreed to such total proposed remediation costs and Buyer shall be authorized to deduct such amount from the Purchase Price, or Basic Cash Purchase Price Balance, as appropriate. In the event that Seller does timely provide a Seller’s Rejection, the parties shall have a period of 30 days from the date the Seller’s Rejection is received to negotiate a mutually acceptable resolution of the matter; provided, however, that in the event the parties fail to resolve the matter by the 31st day following the date of the Seller’s Rejection this Agreement and the transactions contemplated hereby shall be deemed automatically to terminate without liability of any Person to the other. The Seller shall promptly refund any funds or other property received from the Buyer and Buyer shall promptly and simultaneously return to the Seller the Business and the Transferred Assets.

(b) The Seller does not own or lease any real property, improvements or related assets that form a part of the Transferred Assets or the Business and that have been subject to the release of any Hazardous Materials.

(c) The Seller has secured all Environmental Permits necessary to the conduct of the Business and the Seller is in compliance with such permits.

(d) The Seller has not received written notice, nor is it or any Member aware, of any proposal to amend, revoke or replace any Environmental Permit, or requiring the issuance of any additional Environmental Permit.

(e) The Seller has not received inquiry or notice, nor is it or any Member aware, of any proceedings, claims or lawsuits related to or arising under any Environmental Law and related to the Business or the Transferred Assets.

(f) The Seller currently is not operating or required to be operating the Business under any compliance order, schedule, decree or agreement, any consent decree, order or agreement, or corrective action decree, order or agreement issued or entered into under any Environmental Law.

(g) Neither the Seller, nor any prior owner of the Business has transported, arranged for the transportation of or disposed of any substance in a manner that may lead to claims against the Buyer for clean-up costs, remedial work, damages to natural resources or for personal injury claims.

(h) Each of the Seller, the Transferred Assets and the Business is being operated in compliance with applicable limitations, restrictions, conditions, standards, prohibitions, requirements and obligations established under Environmental Laws.

2.11 Condition of Assets. The Equipment and Facilities are in good operating condition, repair and working order and free of any known defects.

2.12 Undisclosed Liabilities. The Seller does not have any material liabilities or obligations of any nature, whether accrued, absolute, contingent, unliquidated, civil, criminal or otherwise, and whether due or to become due, other than liabilities that (a) are reflected or reserved against in the 2002 Balance Sheet, (b) are disclosed in any Schedule (or in any plan, instrument, lease or agreement referred to therein) or an Exhibit to this Agreement (c) are liabilities incurred since December 31, 2002, in the ordinary course of business or (d) that would not have a Material Adverse Effect.

2.13 Employee Matters. The Seller has no employees nor does it have any agreements, oral or written, with any individuals or entities as independent contractors that could result in any liability to the Seller or the Business related to the failure to treat such as an employment situation, whether under the Fair Labor Standards Act or otherwise.

2.14 Finder’s Fees. Neither the Seller nor any of the Members has employed or retained any investment banker, broker, agent, finder or other party, or incurred any obligation for brokerage fees, finder’s fees or commissions, with respect to the sale by the Seller of any of the Transferred Assets or with respect to the transactions contemplated by this Agreement, or otherwise dealt with anyone purporting to act in the capacity of a finder or broker with respect thereto whereby any party hereto may be obligated to pay such a fee or commission.

2.15 Waiver of Conflict of Interest and Corporate Opportunity. The Seller and each of the Members acknowledge that Kevin Norris and/or entities affiliated with him (the "Norris Persons") expect to receive an equity interest in and other compensation from the Buyer, will be rendering services to the Buyer and intend to assist the Buyer in connection with the expansion of the Buyer’s business. The Seller and each of the Members acknowledge that the Norris Persons may have conflicts of interest arising out of this transaction with the Buyer and arising out of a continued relationship that is contemplated with the Buyer. The Seller and the Members each represent and warrant that they have had the opportunity to make such inquiries as they deemed to be appropriate, that they are pleased with the terms of this transaction as set forth in this Agreement, and that they are aware that the Norris Persons may derive substantial benefit and profit from their relationship with the Buyer. The Seller and each of the Members hereby waive such conflicts of interest, and waive any rights that they may have under so-called "corporate opportunity" or other similar doctrines whether at law or in equity. THE SELLER AND THE MEMBERS REPRESENT AND WARRANT THAT THEY HAVE BEEN URGED AND STRONGLY ADVISED TO SEEK THE ADVICE OF EXPERIENCED INDEPENDENT COUNSEL IN CONNECTION WITH THIS AGREEMENT GENERALLY AND THE PROVISIONS OF THIS SECTION 2.15 IN PARTICULAR.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE BUYER

Except as otherwise set forth in the Disclosure Schedule to this Agreement, the Buyer represents and warrants to the Seller as follows:

3.1 Corporate Matters. The Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada. The Buyer has all requisite corporate power and authority to enter into this Agreement and to perform its obligations under this Agreement. This Agreement, and all transactions contemplated hereby, have been duly authorized and approved by all necessary corporate action on the part of the Buyer. No further corporate action is necessary on the part of the Buyer to execute and deliver this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Buyer and is a legal, valid and binding obligation of the Buyer, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect that affect creditors’ rights generally and by legal and equitable limitations on the availability of specific remedies.

3.2 Approvals and Authorizations. No order, license, consent, waiver, authorization or approval of, or exemption by, or the giving of notice to, or the registration with, or the taking of any other action in respect of, any person not a party to this Agreement, including any Governmental Entity, and no filing, recording, publication or registration in any public office or any other place is now, or under existing law in the future will be, necessary on behalf of the Buyer to authorize its execution, delivery and performance of this Agreement or any other agreement contemplated hereby to be executed and delivered by the Buyer and the consummation of the transactions contemplated hereby or thereby, or to effect the legality, validity, binding effect or enforceability thereof.

3.3 Finder’s Fees. The Buyer has not employed or retained any investment banker, broker, agent, finder or other party, or incurred any obligation for brokerage fees, finder’s fees or commissions, with respect to the sale of the Transferred Assets or with respect to the transactions contemplated by this Agreement, or otherwise dealt with anyone purporting to act in the capacity of a finder or broker with respect thereto whereby any party hereto may be obligated to pay such a fee or a commission.

ARTICLE 4
ADDITIONAL AGREEMENTS

4.1 Access to Information. Until the Closing, the Seller will furnish the Buyer and its employees, officers, accountants, attorneys, agents, investment bankers and other authorized representatives with all financial, operating and other data and information concerning the Business, commitments and properties of the Seller as the Buyer reasonably shall request from time to time and will afford the Buyer and its employees, officers, accountants, attorneys, agents, investment bankers and other authorized representatives access to the Seller’s officers, properties, books, records, contracts and documents (including Tax Returns filed and those in preparation) and will be given the opportunity to ask questions of, and receive answers from, representatives of the Seller with respect to the Business, the Contracts and Other Agreements, the Transferred Assets and the other properties of the Seller. No investigations by the Buyer or its employees, representatives or agents shall reduce or otherwise affect the obligation or liability of the Seller or the Members with respect to any representations, warranties, covenants or agreements made in this Agreement or in any Exhibit, Schedule or other certificate, instrument, agreement or document, including the Disclosure Schedule, executed and delivered in connection with this Agreement. The Seller will cooperate with the Buyer and its employees, officers, accountants, attorneys, agents and other authorized representatives in the preparation of any documents or other materials that may be required by any Governmental Entity.

4.2 Delivery of Corporate Documents; Retention of Records; Financial Statements.

(a) The Seller shall deliver at Closing all documents relating to the Transferred Assets, the Assumed Liabilities and the current operations of the Business, including, without limitation, all files relating to the Accounts Receivable and the Trade Payables, computer disks reflecting any books or records, documents or other papers, or other information or data relating to the operation of the Business or the Transferred Assets stored on any electronic media, including computers. The Seller, however, shall be entitled to retain the historical books and records relating to the Business to the extent such books and records are not necessary for the ongoing operations of the Business of the Buyer in which event, Seller shall deliver copies of such necessary historical books and records to the Buyer.

(b) In the event and for so long as any party is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand asserted by a third party (including any Governmental Entity) in connection with (i) any transaction contemplated by this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction on or prior to the Closing Date involving the Business or the Transferred Assets, the other party will to the extent reasonably practicable cooperate with the contesting or defending party and its counsel in the contest or defense, and provide such testimony and access to its books and records as shall be necessary in connection with the contest or defense, and provide such testimony and access to its books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending party (except to the extent the contesting or defending party is entitled to indemnification therefor under Article 7.0 hereof); provided, however, that nothing herein requires any party to retain any books and records other than in the ordinary course of business; provided further, any party hereto, before destroying any historical books and records that relate in whole or in part to the Business or the Transferred Assets, shall give such other party reasonable notice of its intention to destroy such books and records and an opportunity to make copies thereof at the sole expense of the party requesting such copies. In addition, the Buyer agrees to provide the Seller with reasonable access to any books and records included in the Transferred Assets as may be necessary for the preparation of any Tax returns or financial statements. Notwithstanding the foregoing, information as to which the contesting or defending party may reasonable assert would waive a privilege need not be disclosed.

4.3 Further Assurances. The Seller shall execute, acknowledge and deliver or cause to be executed, acknowledged and delivered to the Buyer such bills of sale, assignments (including, but not limited to, assignments of leases) and other instruments of transfer, assignment and conveyance, in form and substance reasonably satisfactory to counsel for the Buyer, as shall be necessary to vest in the Buyer all the right, title and interest in and to the Transferred Assets free and clear of all Liens (except Permitted Liens) and shall use its best efforts to cause to be taken such other action as the Buyer reasonably may require to more effectively implement and carry into effect the transactions contemplated by this Agreement.

4.4 Continuity of Business. From the date of this Agreement up to the Closing Date, the Sellers shall use their best efforts to (a) keep the Seller’s business organization intact, (b) carry on the Business in the usual, regular and ordinary manner with a view to maintaining the goodwill that the Seller currently enjoys, (c) perform all obligations under the Entitlements and the Contracts and Other Agreements, (d) keep in full force and effect all present insurance policies or other comparable insurance coverage relating to or affecting the Transferred Assets and Assumed Liabilities, (e) use its best efforts to maintain the Transferred Assets in a state of repair, order and condition consistent with the Seller’s usual practice, (f) maintain its books of account and records relating to the business in the usual, regular and ordinary manner in accordance with the generally accepted accounting principals applied on a consistent basis, (g) comply with all statutes, laws, orders and regulations applicable to the use, ownership and possession of the Transferred Assets and the management and operation of the Business, (h) other than Permitted Liens, not mortgage, pledge or otherwise create a security interest in any of the Transferred Assets or permit there to be created or exist any Liens thereon that would not be released upon the transfer of the Transferred Assets to the Buyer pursuant to this Agreement, (i) take such further actions as the Buyer reasonably may request to preserve and maintain the Transferred Assets or the Assumed Liabilities and (j) promptly notify the Buyer in writing if the Seller or any Member becomes aware of any change that shall have occurred with respect to the Transferred Assets or the Business that would reasonably be expected to have a Material Adverse Effect whether or not occurring in the ordinary course of business.

4.5 Information. During the period from the date of this Agreement to the Closing Date, the Buyer and the Seller will promptly inform the other in writing of any claim, action or any proceeding commenced against such party with respect to the transactions contemplated by this Agreement or any assets or property of the Seller or the Business.

4.6 Compliance.

(a) The Sellers shall use their best efforts to:

(i) cause all of the obligations imposed upon it in this Agreement to be duly complied with, and all conditions precedent to such obligations to be satisfied; and

(ii) obtain any and all consents, waivers, amendments, modifications, approvals, authorizations, notations and licenses necessary to the consummation of the transactions contemplated by this Agreement.

(b) The Seller shall cause all Liens on the Transferred Assets, other than Permitted Liens, to be released as of the Closing Date.

4.7 Cooperation After Closing.

(a) The Sellers and the Buyer shall cooperate with each other after the Closing hereunder in clearing the title to any of the Transferred Assets in the event that the Seller’s title to any such property, or rights and obligations under the Air Permit, as the case may be, as of the Closing Date, shall be defective, not marketable, or nonassignable. In this connection, the Sellers shall take all commercially reasonable action, including, but not limited to, the furnishing of documents and evidences of title and assistance in the preparation and trial of any necessary litigation, to clear title to any such property, all of which shall be at the expense of the Sellers.

(b) For the greater of six (6) years from the Closing Date and such period as may be required by any statute, regulation or Governmental Entity or any then pending litigation, the Buyer shall permit the Seller and its representatives reasonable access to the business records and files of the Seller that are transferred to the Buyer in connection herewith in anticipation of, or preparation for, existing or future litigation or any Tax audit in which the Seller or any of its affiliates is involved and which is related to the Business or the Transferred Assets, during regular business hours and upon reasonable notice at the Buyer’s principal places of business or at any location where such records are stored; provided, however, that (i) any such access shall be had or done in such a manner so as to not interfere with the normal conduct of the Business, (ii) the Buyer shall not be required to provide access to any confidential record or records, the disclosure of which would violate any governmental statute or regulation or applicable confidentiality agreement with any Person, and (iii) the Buyer shall not be required to provide access to any confidential record or records, the disclosure of which would cause the Buyer or any of its Affiliates to waive its attorney-client privilege or attorney work product privilege, it being understood and agreed that the records delivered by the Seller to the Buyer shall not be deemed to be restricted from the Seller pursuant to either clause (ii) or (iii) above.

(c) For the greater of six (6) years from the Closing Date and such period as may be required by any statute, regulation or Governmental Entity or any then pending litigation, the Seller shall permit the Buyer and its representatives reasonable access to the general business records and files of the Seller in anticipation of, or preparation for, existing or future litigation or any Tax audit in which the Buyer or any of its affiliates is involved and which is related to the Business or the Transferred Assets, during regular business hours and upon reasonable notice at the Seller’s principal places of business or at any location where such records are stored; provided, however, that (i) any such access shall be had or done in such a manner so as to not interfere with the normal conduct of the Seller’s business, (ii) the Seller shall not be required to provide access to any confidential record or records, the disclosure of which would violate any governmental statute or regulation or applicable confidentiality agreement with any Person, and (iii) the Seller shall not be required to provide access to any confidential record or records, the disclosure of which would cause the Seller or any of its Affiliates to waive its attorney-client privilege or attorney work product privilege.

4.8 Nondisclosure of Proprietary Information.

(a) The Seller and the Members agree that, from and after the Closing Date, other than the Norris Persons, the Seller and the Members and their respective Affiliates shall hold in confidence and will not directly or indirectly at any time reveal, report, publish, disclose or transfer to any Person other than the Buyer any of the Proprietary Information that is not generally known to the public or utilize any of the Proprietary Information for any purpose. Notwithstanding the foregoing, the Seller and its Affiliates may disclose information that is (i) required to be disclosed by applicable State or federal tax or securities laws to the extent, and only to the extent, such laws require such disclosure and the Seller provides the Buyer prior written notice of its intent to provide such disclosure and the general text of such disclosure and such disclosure is consented to by the Buyer, which consent shall not be unreasonably withheld, or (ii) required to be disclosed by final order of a court of competent jurisdiction; provided that, in the event Seller or such Affiliate is served or threatened with litigation that would require the Seller or such Affiliate to disclose such information, the Seller or such Affiliate shall tender to the Buyer the opportunity to defend, at its cost, against such disclosure.

(b) The Seller acknowledges that all documents and objects containing or reflecting any Proprietary Information, whether developed by the Seller or by someone else for it or any of its Affiliates, will after the Closing Date become the exclusive property of the Buyer and be delivered to the Buyer.

(c) Because of the unique nature of the Proprietary Information, the Seller understands and agrees that the breach or anticipated breach of it or its Affiliates’ obligations under this Section 4.8 will result in immediate and irreparable harm and injury to the Buyer and its affiliates, for which it will not have an adequate remedy at law, and that the Buyer and its affiliates and their successors and assigns shall be entitled to relief in equity to enjoin such breach or anticipated breach and to seek any and all other legal and equitable remedies to which they may be entitled.

4.9 Warranty Claims. With respect to any claims made pursuant to warranties to third Persons in connection with products manufactured, sold or distributed or services provided by the Seller prior to the Closing Date that relate to the Business and that are covered by valid and existing warranties of the Seller, the Buyer agrees to assume and pay for such claims to the extent, but only to the extent, that the Buyer’s Damages with respect to all such claims do not exceed in the aggregate $5,000.00. Any claims in excess of such amount shall remain part of the Retained Liabilities. The Buyer agrees to provide the necessary services to satisfy any claims made pursuant to warranties of third Persons in connection with products manufactured, sold or distributed or services provided by the Seller prior to the Closing Date that relate to the Business and that are covered by valid and existing warranties of the Seller at a price equal to the Buyer’s variable out-of-pocket costs. The forgoing limitations, however, shall not be deemed in any way to limit the right of the Buyer to seek indemnification from the Seller in accordance with and subject to the terms and conditions of this Agreement for any Damages in connection with products manufactured, sold or distributed or services provided by the Seller prior to the Closing Date to the extent the Buyer incurs a monetary liability to any third Person with respect to such matters or is obligated to take any action other than that expressly covered by this Section 4.9.

ARTICLE 5
BUYER’S CONDITIONS

The obligation of the Buyer to purchase the Transferred Assets and to assume the Assumed Liabilities as contemplated hereby is, at the option of the Buyer, subject to the reasonable satisfaction on or before the Closing Date of the conditions set forth below, any of which may be waived by the Buyer in writing.

5.1 Representations, Warranties and Covenants. The representations and warranties of the Seller and the Members contained in this Agreement shall be true, correct and complete in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made or given on and as of the Closing Date, except for such matters due to changes in facts from the date hereof required or permitted by this Agreement. Each and all of the agreements and covenants of the Seller to be performed or complied with by the Seller on or before the Closing Date pursuant to this Agreement shall have been performed or complied with in all material respects. The Seller and the Members shall have delivered to the Buyer a certificate signed by duly authorized individual dated the Closing Date regarding the matters set forth in this Section 5.1.

5.2 Good Standing. The Seller shall have delivered to the Buyer a certificate issued by the Secretary of State of Colorado and other appropriate Governmental Entities evidencing the good standing of the Seller, as of a date not more than five (5) calendar days prior to the Closing Date in the state in which it was organized. The Business is principally located in the State of Wyoming and the Seller is not qualified to do business in that state or in any other state aside from Colorado (the "Wyoming Non-qualification"). The Seller represents that the Wyoming Non-qualification shall have no Material Adverse Effect on (i) the Business,(ii) Seller’s transfer of the Business to the Buyer under this Agreement or (iii) Buyer’s ownership and operation of the Business following Closing Date.

5.3 Instruments of Transfer. The Seller shall have executed, acknowledged and delivered to the Buyer such bills of sale, assignments and other instruments of transfer, assignment and conveyance, in form and substance mutually agreeable, as shall be necessary to vest in the Buyer all the right, title and interest in and to the Transferred Assets.

5.4 No Litigation. No preliminary or permanent injunction or other order of any Governmental Entity shall be in effect nor shall there be in effect any statute, rule, regulation or executive order promulgated or enacted by any Governmental Entity that, in any such case prevents the consummation of the transactions contemplated by this Agreement. No suit, action, claim, proceeding or investigation before any Governmental Entity shall have been commenced or threatened by any Person other than the Buyer or any of its Affiliates seeking to prevent the sale of the Transferred Assets or the Business or asserting that the sale of all or a portion of the Transferred Assets or the Business would be unlawful.

5.5 Licenses, Consents and Approvals. The Seller shall have delivered to the Buyer a copy of each of the licenses, consents, approvals and other authorizations from Governmental Entities or other third Persons that are listed in Section 2.3 of the Disclosure Schedule.

5.6 Resolutions. The Buyer shall have received copies of resolutions of the Manager and Members of the Seller approving this Agreement and the transactions contemplated hereby, certified by the Manager of the Seller.

5.7 No Adverse Event. The Business and the properties of the Seller shall not be adversely affected or threatened to be affected by any loss or damage to the Transferred Assets (including, but not limited to, the Equipment and Facilities), whether or not covered by insurance.

5.8 Other Legal Matters. All Exhibits, Schedules, certificates, documents and legal matters in connection with this Agreement and the transactions contemplated hereby shall be in the form required by this Agreement.

ARTICLE 6
SELLER’S CONDITIONS

The obligation of the Seller to transfer the Transferred Assets as contemplated hereby is, at the option of the Seller, subject to the satisfaction on or before the Closing Date of the conditions set forth below, any of which may be waived by the Seller in writing.

6.1 Representations, Warranties and Covenants. The representations and warranties of the Buyer contained in this Agreement shall be true, correct and complete on and as of the Closing Date with the same force and effect as though such representations and warranties had been made or given on and as of the closing Date. Each and all of the agreements and covenants of the Buyer to be performed or complied with by it on or before the Closing Date pursuant to this Agreement shall have been performed or complied with in all material respects. The Buyer shall have delivered to the Seller a certificate signed by one of its duly authorized officers, dated the Closing Date, regarding the matters set forth in this Section 6.1.

6.2 Payment at Closing; Receipt of the Transferred Assets. The Buyer shall have delivered to the Seller (i) the portion of the Cash Purchase Price to be paid at Closing, and (ii) an instrument acknowledging receipt of the Transferred Assets and assumption of the Assumed Liabilities in form and substance mutually agreeable.

6.3 Licenses, Consents and Approvals. The Buyer shall have delivered to the Seller a copy of each of the licenses, consents, approvals and other authorizations from Governmental Entities necessary or appropriate for the Buyer to consummate the transactions contemplated by this Agreement.

6.4 No Litigation. No preliminary or permanent injunction or other order of any Governmental Entity shall be in effect nor shall there be in effect any statute, rule, regulation or executive order promulgated or enacted by any Governmental Entity that, in any such case, prevents the consummation of the transactions contemplated by this Agreement. No suit, action, claim, proceeding or investigation before any Governmental Entity shall have been commenced or threatened by any Person other than the Seller or any of its Affiliates seeking to prevent the sale of the Transferred Assets or the Business or asserting that the sale of all or a portion of the Transferred Assets or the Business would be unlawful.

6.5 Resolutions. The Seller shall have received copies of resolutions or minutes of the directors of the Buyer approving this Agreement and the transactions contemplated hereby, certified by the appropriate officer of the Buyer.

6.6 Good Standing. The Buyer shall have delivered to the Seller a certificate issued by the Secretary of State of Nevada and other appropriate Governmental Entities evidencing the good standing of the Buyer, as of a date not more than five (5) calendar days prior to the Closing Date in the states or commonwealths in which it was organized or qualified to do business as a corporation. To the extent provided for under applicable law, the Buyer shall also have delivered to the Seller certificates or other writings issued by appropriate Governmental Entities evidencing that all applicable state franchise Taxes have been paid.

ARTICLE 7
INDEMNIFICATION

7.1 Indemnification by the Seller. Except as otherwise limited by this Article 7.0 and Article 8.0 hereof, the Seller and the Members agree to indemnify, defend and hold the Buyer and each of its officers, directors, employees, agents, stockholders and controlling Persons and their respective successors and assigns harmless from and against and in respect of Damages actually suffered, incurred or realized by such party (collectively, "Buyer Losses"), arising out of or resulting from or relating to:

(a) any misrepresentation, breach of warranty or breach of any covenant or agreement made or undertaken by the Seller in this Agreement or any misrepresentation in or omission from any other agreement, certificate, exhibit or writing delivered to the Buyer pursuant to this Agreement;

(b) any Retained Liability;

(c) any Tax liability of the Seller, including without limitation any Tax liability relating to the Transferred Assets or the Business which is attributable to a tax period or portion thereof ending on or before the Closing Date or liabilities resulting from the Wyoming Non-qualification;

(d) any and all Environmental Liabilities that may be imposed upon or incurred by the Buyer, arising out of or in connection with (i) the acts or omissions of the Seller or its Affiliates prior to Closing relating to the Business, the Transferred Assets, the Real Property, the Leasehold Interests or any business conducted at the Real Property or Leasehold Interests; (ii) any act or omission of the Seller relating to the Real Property or the Leasehold Interests (other than as a result of any act or omission by the Buyer in the operation of the Business after the Closing excluding the Buyer’s failure to detect or remedy any existing Environmental Liabilities existing on or prior to the Closing Date); or (iii) any breach by the Seller of a representation or warranty contained in Section 2.10 (collectively, "Environmental Losses"); or

(e) except for the Assumed Liabilities, the ownership, management or use of the Transferred Assets and the Business before the Closing.

7.2 Indemnification by the Buyer. Except as otherwise limited by this Article 7.0 and Article 8.0 hereof, the Buyer agrees to indemnify, defend and hold the Seller harmless from and against and in respect of Damages actually suffered, incurred or realized by such party (collectively, "Seller Losses"), arising out of or resulting from:

(a) any misrepresentation, breach of warranty or breach of any covenant or agreement made or undertaken by the buyer in this Agreement or any misrepresentation in or omission from any other agreement, certificate, exhibit or writing delivered to the Seller pursuant to this Agreement;

(b) any Assumed Liability; or

(c) the ownership, management or use of the Transferred Assets and the Business after the Closing.

7.3 Procedure. All claims for indemnification under this Article 7.0 shall be asserted and resolved as follows:

(a) an Indemnitee shall promptly give the Indemnitor notice of any matter that an Indemnitee has determined has given or could give rise to a right of indemnification under this Agreement, stating the amount of the Losses, if known, and method of computation thereof, all with reasonable particularity, and stating with particularity the nature of such matter. Failure to provide such notice shall not affect the right of the Indemnitee to indemnification except to the extent such failure shall have resulted in liability to the Indemnitor that could have been avoided or given rise to defenses or counterclaims had such notice been provided within such required time period.

(b) The obligations and liabilities of an Indemnitor under this Article 7.0 with respect to Losses arising from claims of any third party that are subject to the indemnification provided for in this Article 7.0 ("Third Party Claims") shall be governed by and contingent upon the following additional terms and conditions: if an Indemnitee shall receive notice of any Third Party Claim, the Indemnitee shall give the Indemnitor prompt notice of such Third Party Claim and the Indemnitor may, at its option, assume and control the defense of such Third Party Claim at the Indemnitor’s expense and through counsel of the Indemnitor’s choice reasonably acceptable to Indemnitee. In the event the Indemnitor assumes the defense against such Third Party Claim as provided above, the Indemnitee shall have the right to participate at its own expense in the defense of such asserted liability, shall cooperate with the witnesses, pertinent records, materials and information in its possession or under its control relating thereto as is reasonably required by the Indemnitor. In the event the Indemnitor does not elect to conduct the defense against any such Third Party Claim, the Indemnitor shall pay all reasonable costs and expenses of such defense as incurred and shall cooperate with the Indemnitee (and be entitled to participate) in such defense and attempt to make available to it on a reasonable basis all such witnesses, records, materials and information in its possession or under its control relating thereto as is reasonably required by the Indemnitee. Except for the settlement of a Third Party Claim that involves the payment of money only and for which the Indemnitee is totally indemnified by the Indemnitor, no Third Party Claim may be settled without the written consent of the Indemnitee.

(c) With respect to any Buyer Loss for which the Seller is required to indemnify and defend the Buyer pursuant to the terms of this Agreement and that requires any removal, remedial, response, clean-up or other corrective action ("Remedial Action") to address conditions that cause, contribute to or associated with such Buyer Loss, the Seller may elect to implement and complete such Remedial Action, in which case the Seller shall not be required to achieve cleanup standards that are more stringent than those required under Environmental Laws existing as of the Closing Date. The Seller shall endeavor to plan, design, implement and perform such Remedial Action without undue delay and in a manner consistent with the operations and requirements of the business. The Seller shall provide the Buyer with copies of all reports, plans and correspondence submitted to any Governmental Entity with respect to such Remedial Action.

7.4 Payment. Subject to an Indemnitor’s right to submit the matter to arbitration pursuant to Article 10.0 hereof, payment of any amounts due pursuant to this Article 7.0 shall be made within 10 Business Days after notice is sent by the Indemnitee.

7.5 Failure to Pay Indemnification. If and to the extent the Indemnitee shall make written demand upon the Indemnitor for indemnification pursuant to this Article 7.0 and the Indemnitor shall refuse or fail to pay in full within 15 Business Days of such written demand and the Indemnitor has not notified the Indemnitee of its intent to submit the matter to arbitration pursuant to and in accordance with Article 10.0 hereof, the amounts demanded pursuant hereto and in accordance herewith, then the Indemnitee may utilize any legal or equitable remedy to collect from the Indemnitor the amount of its Losses. Nothing contained herein is intended to limit or constrain the Indemnitee’s rights against the Indemnitor for indemnity, the remedies herein being cumulative and in addition to all other rights and remedies of the Indemnitee.

7.6 Adjustment of Liability; Limitations of Liability.

(a) The amount which an Indemnitee shall be entitled to receive from an Indemnitor with respect to any indemnifiable Losses under this Article 7.0 shall be net of any insurance recovery by the Indemnitee on account of such Losses from an unaffiliated party.

(b) Other than claims related to Taxes or to the Wyoming Non-qualification, which shall not be subject to the limitations of this Section 7.6(b), (i) claims for payment of Buyer Losses or Seller Losses, as the case may be, may be made by the respective Indemnitee only to the extent that the aggregate amount of such Losses exceeds $20,000, in which case all such Losses shall be subject to indemnification by the Indemnitor in accordance with the terms and conditions of this Agreement; (ii) the Seller as Indemnitor shall have no liability hereunder for breach of  representations  or warranties in excess of $200,000 in the aggregate provided that such breach arises out of mere negligence or lack of knowledge of the Seller and (iii) the Buyer as Indemnitor shall have no liability in excess of $200,000.

ARTICLE 8
NATURE OF STATEMENTS AND SURVIVAL OF COVENANTS,
REPRESENTATIONS, WARRANTIES AND AGREEMENTS

The several representations and warranties of the parties to this Agreement shall survive the Closing Date and shall remain in full force and effect for a period of two (2)years following the Closing Date; provided, however, that the representations and warranties set forth in Sections 2.4, 2.7 and 2.10 shall survive for the period of the applicable statute of limitations (the period during which the representations and warranties shall survive being referred to herein with respect to such representations and warranties as the "Survival Period"), and shall be effective with respect to any inaccuracy therein or breach thereof (and a claim for indemnification under Article 7.0 hereof may be made thereon) if a written notice asserting the claim shall have been duly given in accordance with Article 7.0 hereof within the Survival Period with respect to such matter. All covenants and agreements contained herein shall survive without limitation. Any claim for indemnification made during the Survival Period shall be valid and the representations and warranties relating thereto shall remain in effect for purposes of such indemnification notwithstanding that such claim may not be resolved within the Survival Period.

ARTICLE 9
TERMINATION

9.1 Events of Termination. The obligation to close the transactions contemplated by this Agreement may be terminated by:

(a) mutual agreement of the Buyer, the Seller and the Members;

(b) the Buyer, if a material default shall be made by the Seller in the observance or in the due and timely performance by the Seller of any agreements and covenants of the Seller herein contained, or if there shall have been a breach by the Seller or the Members of any of the warranties and representations of the Seller herein contained, and such default or breach has not been cured or has not been waived within 30 days of written notice thereof;

(c) the Seller, if a material default shall be made by the Buyer in the observance or in the due and timely performance by the Buyer of any agreements and covenants of the Buyer herein contained, or if there shall have been a breach by the Buyer of any of the warranties and representations of the Buyer herein contained, and such default or breach has not been cured or has not been waived within 30 days of written notice thereof; or

(d) the Buyer or the Seller, provided the terminating party has not materially breached any of its agreements, covenants, representations or warranties, if the Closing shall not have occurred on or before February 27, 2004.

9.2 Liability Upon Termination. If the obligation to close the transactions contemplated by this Agreement is terminated pursuant to any provision of this Article 9.0 then this Agreement shall forthwith become void and there shall not be any liability or obligation with respect to this Agreement on the part of the Seller or the Buyer except and to the extent such termination results from the willful breach by a party of any of its representations, warranties or agreements.

9.3 Notice of Termination. The parties hereto may exercise their respective rights of termination under this Article 9.0 only by delivering written notice to that effect to the other party, provided, however, that such notice must be received on or before the Closing Date.

ARTICLE 10
ARBITRATION

10.1 Resolution of Disputes. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or validity hereof, which cannot be resolved by agreement of the parties, shall be finally settled under the Rules of Conciliation and Arbitration of the American Arbitration Association (the "Rules") by one or more arbitrators. The arbitration shall be held before one arbitrator (unless otherwise agreed by the parties) appointed by mutual agreement of the parties. If, however, the parties cannot agree upon an arbitrator, each shall appoint one arbitrator and the two arbitrators so appointed shall appoint a third arbitrator. In such case a decision of the majority of the arbitrators shall be binding.

10.2 Location. Unless the parties shall otherwise agree in writing, the arbitration shall be held in Denver, Colorado.

10.3 Time Limitation. Any arbitration proceeding hereunder must be instituted within one year after the controversy or claim arises. Failure to institute an arbitration proceeding within such period shall constitute an absolute bar to the institution of any proceedings respecting such controversy or claim, and a waiver thereof.

10.4 Notice. Neither party hereto shall institute an arbitration proceeding hereunder unless at least 30 days prior thereto, such party shall have furnished to the other party written notice of its intent to do so and of the basis therefor in detail.

10.5 Interpretation. The arbitrator(s) shall interpret this Agreement in accordance with the laws stipulated in Section 12.9 and the construction stipulated in Section 12.14. The procedural law of the forum shall be applied with respect to matters not covered by the Rules.

10.6 Binding Nature of Arbitration. Any award, order or judgment pursuant to such arbitration shall be deemed final and binding on all parties and may be entered or enforced in any court of competent jurisdiction. The parties agree to submit to the jurisdiction of any such court for purposes of the enforcement of any such award, order or judgment.

10.7 Written Decision. Any award of damages pursuant to such arbitration shall be included in a written decision signed by the arbitrator (or a majority of the arbitrators) which shall state the reasons upon which the award was based, including all the elements involved in the calculation of any award of damages. The award of damages shall not include punitive or exemplary damages or any damages other than or in addition to actual damages, but may include interest from the date of the award.

10.8 Injunctive Relief. Notwithstanding any provision of this Agreement, either party shall have the right, at any time after commencement of any arbitration proceeding hereunder and prior to the rendering of any award, order or judgment thereunder, to apply to the arbitrator(s) or to any court of competent jurisdiction for injunctive or preliminary relief. No application for injunctive or preliminary relief shall be construed to infringe this arbitration agreement or affect the powers of the arbitrator(s).

ARTICLE 11
DEFINITIONS OF CERTAIN TERMS

In addition to terms defined elsewhere in this Agreement, the following terms shall have the meanings assigned to them herein, unless the context otherwise indicates, both for purposes of this Agreement and the Disclosure Schedule:

11.1 "Accounts Receivable" shall have the meaning given such term in Section 1.1(a)(ii) hereof.

11.2 "Accrued Liabilities" shall mean the "accrued liabilities" of the Seller to the extent accrued and reflected on the financial statements of the Seller through December 31, 2003.

11.3 "Affiliate" shall mean, with respect to any Person, an individual or entity that, directly or indirectly, controls, is controlled by or is under common control with such Person.

11.4 "Agreement" shall mean this Asset Purchase Agreement between the Seller and the Buyer, as amended from time to time by such parties.

11.5 "Assumed Liabilities" shall have the meaning given such term in Section 1.4(a) hereof and which are set forth on Schedule 1.4(a).

11.6 "Business" shall mean the businesses and operations of the Seller relating to the gathering and transport of natural gas by and through the Facilities.

11.7 "Business Day" shall mean any day other than a Saturday, Sunday or other day on which commercial banks in Denver, Colorado are authorized by law to close.

11.8 "Buyer" shall have the meaning specified in the preamble.

11.9 "Buyer Losses" shall have the meaning given such term in Section 7.1 hereof.

11.10 "Cash Purchase Price" shall mean $3,000,000.00 as may be adjusted in accordance with this Agreement.

11.11 "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, or similar provisions of the legislation replacing such law from time to time.

11.12 "Contracts and Other Agreements" shall mean all contracts, agreements, understandings, indentures, notes, bonds, loans, instruments, leases, mortgages, franchises, licenses, commitments or binding arrangements, whether express or implied, oral or written, to which, with respect to the Business, the Seller is a party or bound or to which the properties or assets of the Business are subject.

11.13 "Damages" shall mean any and all liabilities, losses, damages, demands, assessments, claims, costs and expenses (including interest, awards, judgments, penalties, settlements, fines, costs of remediation, diminutions in value, costs and expenses incurred in connection with investigating and defending any claims or causes of action (including, without limitation, reasonable attorneys’ fees and expenses and reasonable fees and expenses of consultants and other professionals)).

11.14 "Debt Obligations" shall mean any contract, agreement, indenture, note or other instrument relating to the borrowing of money or any guarantee or other contingent liability in respect of any indebtedness or obligation of any Person (other than the endorsement of negotiable instruments for deposit or collection in the ordinary course of business).

11.15 "Disclosure Schedule" shall mean the disclosure schedule delivered in accordance with Article 2.0 or 3.0 hereof.

11.16 "Entitlements" shall have the meaning given such term in Section 1.1(a)(vii) hereof.

11.17 "Environmental Laws" shall mean all federal, state or municipal laws, rules, regulations, statutes, ordinances or orders of any Governmental Entity relating to (a) the control of any potential pollutant or protection of the air, water or land, (b) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation and (c) exposure to hazardous, toxic or other substances alleged to be harmful. "Environmental Laws" shall include, but not be limited to, the Clean Air Act, 42 U.S.C. Section 7401 et seq., the Resource Conservation Recovery Act, 42 U.S.C. Section 6901 et seq., the Superfund Amendments and Reauthorization Act, 42 U.S.C. Section 11001, et seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., the Water Pollution Control Act, 33 U.S.C. Section 1251 et seq., the Safe Drinking Water Act, 42 U.S.C Section 300f et seq., and the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. 9601 et seq. ("CERCLA"). The term "Environmental laws" shall also include all state, local and municipal laws, rules, regulations, statutes, ordinances and orders dealing with the same subject matter or promulgated by any governmental or quasi-governmental agency thereunder or to carry out the purposes of any federal, state, local and municipal law.

11.18 "Environmental Liabilities" shall mean any and all liabilities, responsibilities, claims, suits, losses, costs (including remedial, removal, response, abatement, clean-up, investigative or monitoring costs and any other related costs and expenses), other causes of action recognized now or at any later time, damages, settlements, expenses, charges, assessments, liens, penalties, fines, pre-judgment and post-judgment interest, attorney’s fees and other legal fees (a) pursuant to any agreement, order, notice, or responsibility, directive (including directives embodied in Environmental laws), injunction, judgment, or similar documents (including settlements); or (b) pursuant to any claim by a Governmental Entity or other Person for personal injury, property damage, damage to natural resources, remediation, or payment or reimbursement of response costs incurred or expended by such Governmental Entity or Person pursuant to common law or statute.

11.19 "Environmental Permit" shall mean any permit, license, approval, registration, identification number or other authorization with respect to the Transferred Assets or the Business under any applicable Environmental Law.

11.20 "Equipment" shall mean all machinery, transportation equipment, tools, furnishings and fixtures owned, leased or subject to a contract of purchase and sale, or lease commitment, that are used in the Business operated by the Seller.

11.21 "Excluded Assets" shall have the meaning given such term in Section 1.2 hereof.

11.22 "Facilities" shall mean the approximately 4.5 mile pipeline and improvements owned and used by the Seller in the conduct of the Business and which are generally located in Township 46N, Range 72W of the 6th principal meridian, County of Campbell, Wyoming.

11.23 "Governmental Entity" shall mean any arbitrator, court, administrative or regulatory agency, commission, department, board or bureau or body or other government or authority or instrumentality or any entity or Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

11.24 "Hazardous Materials" shall mean (a) natural gas, petroleum or petroleum products, (b) hazardous substances and (c) any other chemical, substance or waste that is regulated by any Governmental Entity under any Environmental Law.

11.25 "Indemnitee" shall mean the Person or Persons indemnified or entitled, or claiming to be entitled to be indemnified, pursuant to the provisions of Section 7.1 or Section 7.2 hereof, as the case may be.

11.26 "Indemnitor" shall mean the Person or Persons having the obligation to indemnify pursuant to the provisions of Section 7.1 or Section 7.2 hereof, as the case may be.

11.27 "Leasehold Interests" shall mean the interests of the Seller as lessee to any real or personal property.

11.28 "Lien" shall mean any lien, pledge, claim, charge, security interest or other encumbrance, option, defect or other rights of any third Person of any nature whatsoever.

11.29 "Losses" shall mean Seller Losses or Buyer Losses, as the case may be.

11.30 "Material Adverse Effect" shall mean a single event, occurrence or fact that, together with all other events, occurrences and facts that could reasonably be expected to result in a loss to the Business, would have, or might reasonably be expected to have, a material adverse effect on the assets, business, operations or financial condition of the Transferred Assets or the Business.

11.31 "Member" shall have the meaning specified in the preamble.

11.32 "Permitted Liens" shall mean (a) Liens securing or relating to liabilities or obligations that are to be assumed by the Buyer pursuant to this Agreement, (b) Liens for current taxes and assessments not yet due, (c) inchoate mechanic and materialmen Liens for construction in progress, (d) inchoate workmen, repairmen, warehousemen and carriers Liens arising in the ordinary course of business or (e) Liens created by the Buyer as scheduled on Schedule 2.4 (b).

11.33 "Person" shall mean a corporation, an association, a partnership, an organization, a business, an individual or a Governmental Entity.

11.34 "Pre-Effective Obligations" shall mean all obligations of the Seller (including indemnification and other contingent obligations) relating to (a) acts, events or omissions by any Person or circumstances existing at or prior to the Closing Date, (b) goods or services provided to or for the benefit of the Seller or any of its Affiliates prior to the Closing Date, (c) goods or services provided by or on behalf of the Seller or any of its Affiliates or licensees prior to the Closing Date, (d) any pending litigation or claims made prior to the Closing Date, (e) any Retained Liabilities, (f) the conduct of the Business, the ownership or operation of the Transferred Assets or any benefit realized by the Seller prior to the Closing Date, (g) contracts, agreements and other commitments that were required to be listed in Section 2.5(a) of the Disclosure Schedule but were not listed, (h) Trade Payables and Accrued Liabilities incurred through December 31, 2003 and (i) Debt Obligations.

11.35 "Proprietary Information" shall mean collectively (a) Proprietary Rights and (b) any and all other information and material proprietary to the Seller, owned, possessed or used by the Seller, whether or not such information is embodied in writing or other physical form, and which is not generally known to the public, that (i) relates to financial information regarding the Seller or the Business, including, without limitation, (A) business plans and (B) sales, financing, pricing and marketing procedures or methods of the Seller or (ii) relates to specific business matters concerning the Seller, including, without limitation, the identity of or other information regarding sales personnel or customers of the Seller.

11.36 "Proprietary Rights" means all patents, inventions, shop rights, know how, trade secrets, designs, plans, manuals, computer software, specifications, confidentiality agreements, confidential information and other proprietary technology and similar information; all registered and unregistered copyrights relating to or used in the conduct of the Business; and all registrations for, and applications for registration of, any of the foregoing, that are used by Seller in the conduct of the Business. Notwithstanding the foregoing, Proprietary Rights shall not include any of the foregoing owned by third parties and provided to Seller pursuant to an agreement for the provision of administrative or other services.

11.37 "Purchase Price" shall have the meaning given such term in Section 1.4(a) hereof.

11.38 "Real Property" shall mean the owned real property, rights of entry, and easements of the Seller listed in Schedule 1.1(a)(iii) to this Agreement.

11.39 "Remedial Action" shall have the meaning given such term in Section 7.3(c).

11.40 "Retained Liabilities" shall have the meaning given such term in Section 1.5 hereof.

11.41 "Seller" shall have the meaning specified in the preamble.

11.42 "Seller Losses" shall have the meaning given such term in Section 7.2 hereof.

11.43 "Survival Period" shall have the meaning given such term in Article 8.0 hereof.

11.44 "Taxes" shall mean all federal, state, local, foreign and other taxes, charges, fees, duties, levies, imposts, customs or other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, profit share, license, lease, service, service use, value added, withholding, payroll, employment, excise, estimated, severance, stamp, occupation, premium, property, windfall profits, or other taxes, fees, assessments, customs, duties, levies, imposts, or charges of any kind whatsoever, together with any interest, penalties, additions to tax, fines or other additional amounts imposed thereon or related thereto, and the term "Tax" means any one of the foregoing Taxes.

11.45 "Tax Returns" shall mean all returns, declarations, reports, statements and other documents of, relating to, or required to be filed in respect of, any and all Taxes, and the term "Tax Return" means any one of the foregoing Tax Returns.

11.46 "Territory" shall mean Campbell County, Wyoming.

11.47 "Third Party Claims" shall have the meaning given such term in Section 7.3(b) hereof.

11.48 "Trade Payables" shall mean those obligations of the Seller relating to the provision of goods and services to the Seller for the conduct of the Business in the ordinary course of business of the Seller that relate to the Transferred Assets and that are classified as Trade Payables in accordance with generally accepted accounting principles as consistently applied by the Seller.

11.49 "Transferred Assets" shall have the meaning given such term in Section 1.1(a) hereof.

ARTICLE 12
MISCELLANEOUS

12.1 Governmental Filings. As promptly as practicable after the execution of this Agreement, the Buyer and the Seller shall, in cooperation with the other, file any reports or notifications that may be required to be filed by it under applicable law and shall furnish to the other all such information in its possession as may be necessary for the completion of the reports or notifications to be filed by the other.

12.2 Access to Information. Prior to the Closing, the Buyer may make such investigation of the business and properties of the Seller as the Buyer may desire and, upon reasonable notice, the Seller shall give to the Buyer and its counsel, accountants and other representatives reasonable access, during normal business hours throughout the period prior to the Closing, to the property, books, commitments, agreements, records, files and personnel of the Seller, and the Seller shall furnish to the Buyer during that period all copies of documents and information concerning the Seller as the Buyer may reasonably request, subject to applicable law. The Buyer shall hold, and shall cause its counsel, accountants and other agents and representatives to hold, all such information and documents in strict confidence.

12.3 Other Action. Each of the parties shall use its best efforts to cause the fulfillment at the earliest practicable date but, in any event, prior to the Closing Date of all of the conditions to their respective obligations to consummate the transactions under this Agreement.

12.4 Expenses. Except as otherwise set forth herein, and whether or not the transactions contemplated by this Agreement shall be consummated, each party agrees to pay, without right of reimbursement from any other party, the costs incurred by such party incident to the preparation and execution of this Agreement and performance of its obligations hereunder, including without limitation the fees and disbursements of legal counsel, accountants and consultants employed by such party in connection with the transactions contemplated by this Agreement.

12.5 Notices. All notices, requests, consents, directions and other instruments and communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered in person, by courier, by an internationally recognized overnight delivery service with proof of delivery or by prepaid registered or certified United States first-class mail, return receipt requested, addressed to the respective party at the address set forth below, or if sent by facsimile transmission or other similar form of communication (with receipt confirmed) to the respective party at the facsimile number set forth below:

If to the Seller, to: TOP Gathering LLC

621 Seventeenth Street, Suite 1140

Denver, Colorado 80239

Attention: Manager

Facsimile: (303) 298-7881

Copies (not Christopher Hayes, Esq.

constituting Bjork Lindley Little P.C.

notice) to: 1600 Stout Street, Suite 1400

Denver Colorado 80202

Facsimile: (303) 892 1401

and Jeffrey J. Peterson, Esq.

Berenbaum, Weinshienk & Eason, P.C.

370 Seventeenth Street, 48th Floor

Denver, Colorado 80202

Facsimile: (303) 629-7610

Richard W. Toussaint, Esq.

Toussaint, Nemer & Coaty, P.C]

3081 Bergen Peak Drive, Suite 210

Evergreen, Colorado 80439

Facsimile: (303) 674-8492

If to the Buyer, to: PRB Transportation, Inc.

600 Seventeenth Street, Suite 2800 South

Denver, Colorado 80239

Attention: President

Facsimile: (775) 255-2938

Copies (not Aaron A. Grunfeld, Esq.

constituting Resch Polster Alpert & Berger LLP

notice) to: 10390 Santa Monica Blvd., 4th Floor

Los Angeles, California 90025

Facsimile: (310) 552-3209

or to such other address or facsimile number and to the attention of such other Person(s) as either party may designate by written notice. Any notice mailed shall be deemed to have been given and received on the third Business Day following the day of mailing.

12.6 Bulk Transfer Laws. Seller and Members represent that the provisions of any statute of Colorado and Wyoming, applicable to this transaction, regulating bulk sales or transfers of assets or businesses do not apply to this Agreement.

12.7 Successors; Assignment. This Agreement shall inure to the benefit of and be binding upon the Buyer and the Seller and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interest or obligations hereunder shall be assigned by either of the parties hereto without the prior written consent of the other party hereto, provided, however, that the Buyer may assign its rights under this agreement to any Affiliate of the Buyer.

12.8 Entire Agreement. This Agreement and the exhibits and schedules hereto and the Disclosure Schedules constitute the entire agreement and understanding between the parties relating to the subject matter hereof and thereof and supersede all prior representations, endorsements, premises, agreements, memoranda communications, negotiations, discussions, understandings and arrangements, whether oral, written or inferred, between the parties relating to the subject matter hereof. This Agreement may not be modified, amended, rescinded, canceled, altered or supplemented, in whole or in part, except upon the execution and delivery of a written instrument executed by a duly authorized representative of each of the parties hereto.

12.9 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Colorado without giving effect to choice of law principles. The parties to this Agreement exclude the application of The Convention for the International Sale of Goods.

12.10 Waiver. The waiver of any breach of any term or condition of this Agreement shall not be deemed to constitute the waiver of any other breach of the same or any other term or condition.

12.11 Severability. Any provision hereof that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

12.12 No Third Party Beneficiaries. Any agreement contained, expressed or implied in this Agreement shall be only for the benefit of the parties hereto and their respective legal representatives, successors and permitted assigns, and such agreements shall not inure to the benefit of the obligees of any indebtedness of any party hereto, it being the intention of the parties hereto that no Person shall be deemed a third party beneficiary of this Agreement, except to the extent a third party is expressly given rights herein.

12.13 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.14 Construction.

(a) (i) "Including" means "including, without limitation", (ii) the words "hereof", "herein" and "hereunder", and similar words, refer to this Agreement as a whole and not to any particular section, subsection, paragraph or provision of this Agreement and (iii) "or" means "either or both".

(b) The headings of the Articles and Sections of this Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions hereof or affect in any way the meaning or interpretation of this Agreement.

(c) Negotiated Transaction; Representation by Counsel. The provisions of this Agreement were negotiated by the parties hereto, and this Agreement shall be deemed to have been drafted by all of the parties hereto. Bjork Lindley Little P.C. has represented Fossil Fuels, LLC, Berenbaum, Weinshienk & Eason, P.C. has represented Knorstar Energy LLC and Toussaint, Nemer & Coaty, P.C. has represented Data Management Consultants, Inc. in connection with the negotiation of this Agreement and other matters relating to this transaction. Each of the other Sellers has been advised and urged to consult with counsel and each acknowledges that it has done so.

[Balance of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement and in particular each Member has acknowledged the Waiver of Conflicts of Interest and of Corporate Opportunity set forth in paragraph 2.15 above, as of the date first set forth above and as of the Closing Date.

BUYER:

PRB TRANSPORTATION, INC.,

a Nevada corporation

By  Robert W. Wright, CEO

SELLER:

TOP GATHERING LLC,

a Colorado limited liability company

By its Manager: KNORSTAR ENERGY LLC, a Colorado limited liability company

By Kevin Norris, Manager

MEMBERS:

KNORSTAR ENERGY LLC,

a Colorado limited liability company

By Kevin Norris, Manager

FOSSIL FUELS, LLC,

a Wyoming limited liability company

By Pete Haman, Manager

DATA MANAGEMENT CONSULTANTS, INC.,

a Colorado corporation

By Richard Elsner, President

CRESCENT HOLDINGS, LLC,

a Colorado limited liability company

By William F. Hayworth, Manager

SCHEDULES

Schedule 1.1 (a)(i)

Equipment and Facilities

Buff Station

Inlet Separator;

Dehydrators (2);

Ecology Pots (2);

Separator flash tanks (2);

400 BBL Tank;

Various Piping and Various Valves - heat traced and insulated;

Emergency Shutdown System - fire eyes (4), gas detectors (4);

Meter Houses (2) - Barton Chart Meter, TotalFlow Meter;

Oxygen Analyzer;

Cellular Telephone;

Suction Control Valves (4);

Regulators;

Buildings (4);

Universal Compression Compressors (3);

Various tools and supplies

Pipeline

•

4.5 miles 8 inch coated steel pipe, Hydro tested. Welds X rayed and Cathodic Protected;

•

Pig Launcher/Receiver

Bear Paw Energy, LLC's Wild Horse Interconnect

•     Building;

•     Slug Catcher;

•     Level Controller/Scrubber Pot;

•    400 BBL Tank;

•     Pig Launcher/Receiver

Schedule 1.1 (a)(ii)

Accounts Receivable

attributable to the period commencing January 1, 2004 and ending on the Closing Date

Customer	Amount
Natural Gas Fuel Company (estimate)	$197,200.93
United Energy Trading (estimate)	45,000.00
Natural Gas Fuel Company - Emerald	0.00
Total Accounts Receivable	$242,200.93

Schedule 1.1 (a)(iii)

Real Property and Leasehold Interests

•     Compressor Site Agreement, by and between the WYO Davis Family Limited Partnership and TOP Gathering LLC, dated June 3, 2002;

•     Pipeline Right-of-Way Grant, by and between Ohmans, Inc. a Wyoming Corporation and TOP Gathering LLC, dated September 26, 2001;

•     Receipt Point Site Lease, by and between Ohmans, Inc. a Wyoming Corporation and TOP Gathering LLC, dated December 31,2001;

•     Gas Compressor Equipment Master Rental Agreement, by and between Universal Compression and TOP Gathering LLC, dated December 17, 2001;

•     Gathering Services Agreement, by and between TOP Gathering LLC and Bear Paw Energy, LLC, dated September 20, 2001, pursuant to which the Seller has a right to connect to Bear Paw Energy, LLC's Wild Horse Interconnect

Schedule 1.1 (a)(iv)

Leased Equipment

Gas Compressor Equipment Master Rental Agreement, by and between Universal Compression and TOP Gathering LLC, dated December 17, 2001

Schedule 1.1 (a)(v)

Proprietary Information

None

Schedule 1.1 (a)(vi)

Governmental Authorizations

•     State of Wyoming, Department of Environmental Quality Air Quality

Permit CT-2598, Buff Compressor Station, dated November 23,2001, as modified by Permit No. MD-837, dated December 17, 2002 (the plan to add four engines and two dehydration units as allowed under the modified permit, was never implemented);

•     The Air Permits lists as a requirement that the operator apply for and receive an Operating Permit within 120 days of start-up. On February 24, 2004, the Seller sent to the Air Quality Division of the Wyoming Department of Environmental Quality a Request for a Permit to Operate (copy attached hereto).

Schedule 1.1 (a)(ix)

Contracts

•     Compressor Site Agreement, by and between the WYO Davis Family Limited Partnership and TOP Gathering LLC, dated June 3,2002;

•     Pipeline Right-of-way Grant, by and between Ohmans, Inc. a Wyoming Corporation and TOP Gathering LLC, dated September 26, 2001;

•     Receipt Point Site Lease, by and between Ohmans, Inc. a Wyoming Corporation and TOP Gathering LLC, dated December 31, 2001;

•     Gas Compressor Equipment Master Rental Agreement, by and between Universal Compression and TOP Gathering LLC, dated December 17, 2001;

•     Gathering Services Agreement by and between Bear Paw Energy, LLC and TOP Gathering LLC, dated September 20, 2001;

•

Gathering Services Agreement by and between TOP Gathering LLC and United Energy Trading, dated July 18, 2002;

•     Gathering Services Agreement between TOP Gathering LLC and Natural Gas Fuel Company, Inc., dated October 15, 2001;

•     Gathering Service$ Agreement between TOP Gathering LLC and Natural Gas Fuel Company, me - Emerald, dated July 18,2002;

•     Letter Agreement dated June 12,2002, by and between TOP Gathering LLC and Global Vision Solutions LLC for an internet based monitoring system

Schedule 1.1(c)

Location of Transferred Assets

•     The Equipment and Facilities are located at:

•

Buff Compressor Station;

•

Along the Pipeline itself; and

•

Bear Paw Energy, LLC's Wild Horse Interconnect to facilities at Fort Union

Schedule 1.2

Excluded Assets

•     All rights under this Agreement and the transactions contemplated hereby;

•     All rights under the Letter of Intent dated December 9, 2003, by and between Buyer and Seller;

•     All rights under the Seller's Operating Agreement;

•     All rights under the Contribution Agreement;

•     Any and all assets located at the Buff Compressor Station related to agreement with or belonging to Global Vision Solutions LLC, including:

• 5 cameras;

• 2 NEMA box enclosures;

• 2 wireless WANs;

• 2 wireless WAPs;

• 2 computer servers;

• 1 computer monitor;

•   1 satellite dish;

•   1 satellite server; and

 •    all related wiring, miscellany and connections

•   Accounts Receivable relating to services provided by Seller prior to the Effective

Date;

•     Cash of Seller existing as of the Effective Date;

•     Cash collected subsequent to the Effective Date and allocable to the operation of the Business prior to the Effective Date

Schedule 1.4(a)

Assumed Liabilities

attributable to the period commencing January 1, 2004 and ending on the Closing Date

Trade Payables of the Seller as follows (includes only those invoices received as of February 29. 2004):

Payee	Amount Outstanding
Bear Paw Energy (estimate)	$26,000.00
Universal Compression	140,490.00
JW Williams	557.55
Cellular One	36.92
Big D Sanitation	125.00
Tisdale Creek Ranch	1,399-80
R & G Electric	8,815,52
TOTAL	$177,424.79

Accrued Liabilities of the Seller as follows:

•     Abandonment Liability a$ reflected on the audited financial statements of the Seller for the period ended 12/31/2003, estimated to be approximately $86,000.

Liability pursuant to the following Entitlements:

•     Compressor Site Agreement, by and between the WYO Davis Family Limited Partnership and TOP Gathering LLC, dated June 3,2002;

•     Pipeline Right-of-Way Gram, by and between Ohmans, Inc. a Wyoming Corporation and TOP Gathering LLC, dated September 26, 2001;

•     Receipt Point Site Lease, by and between Ohmans, me. a Wyoming Corporation and TOP Gathering LLC, dated December 31, 2001;

•     Gas Compressor Equipment Master Rental Agreement, by and between Universal Compression and TOP Gathering LLC, dated December 17, 2001;

•     Gathering Services Agreement by and between Bear Paw Energy, LLC and TOP Gathering LLC, dated September 20, 2001;

Schedule 1.4(a)

Assumed Liabilities (continued)

•     Gathering Services Agreement by and between TOP Gathering LLC and United Energy Trading, dated July 18, 2002;

•     Gathering Services Agreement between TOP Gathering LLC and Natural Gas Fuel Company, Inc., dated October 15,2001;

•     Gathering Services Agreement between TOP Gathering LLC and Natural Gas Fuel Company, Inc - Emerald, dated July 18, 2002

•     Letter Agreement dated June 12,2002, by and between TOP Gathering LLC and Global Vision Solutions LLC for an internet based monitoring system

Seller's Certificate Section 1.4(b)

Post-Effective Activity Adjustments

Cash received bv Seller attributable to billings for Business operations during the period from 1/1/2004 to Closing Date

Customer	Amount
United Energy Trading	$45,497.31
Total	$45,497.31

Trade Payables paid by Seller attributable to expenses for Business operations during the period from 1/1/2004 to Closing Date

Payee	Amount Outstanding
Bear Paw Energy	525,960.76
Mark Hollis, Inc.	7,000.00
Tisdale Creek Ranch	251.00
Bank Fees	47.00
TOTAL	$33,258.76